Exhibit 99.4

NEWS RELEASE

International Game Technology PLC Releases Notice of 2018
Annual General Meeting and 2017 Annual Reports and
Accounts

LONDON, U.K. — April 19, 2018 — International Game Technology PLC (“IGT”) (NYSE: IGT) announced today the release of its Notice of 2018 Annual General Meeting (“AGM”) and 2017 Annual Reports and Accounts for the period from January 1, 2017 to December 31, 2017, and provided updated information for the AGM, which will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH, on May 17, 2018, at 3:00 p.m. British Summer Time (BST).

The Notice of the 2018 AGM, 2017 Annual Reports and Accounts, and instructions to participate at the AGM are available at www.IGT.com, along with IGT’s Annual Report on Form 20-F. These materials can be viewed directly online and are also available for download in PDF format.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Contact:

Robert K. Vincent, Corporate Communications,  toll free in U.S./Canada (844) IGT-7452; outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries